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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Morgans Hotel Group Co.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
61748W108
(CUSIP Number)
David Smail, Esq.
Executive Vice President and General Counsel
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018
(212) 277-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61748W108	Page	2	of	5

1	NAMES OF REPORTING PERSONS David T. Hamamoto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,693,853 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,288,090 Shares

WITH	10	SHARED DISPOSITIVE POWER

459,688 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,747,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	61748W108	Page	3	of	5
Introductory Statement
This Amendment No. 1, filed by Mr. David T. Hamamoto (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 11, 2008. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
Since the date of filing of the Schedule 13D, the number of shares of Common Stock beneficially owned by Mr. David T. Hamamoto has changed, as reported below, through open market purchases and the vesting of stock options and LTIP units. Accordingly, the purpose of this amendment is to amend and restate in its entirety Item 5 of the Schedule 13D as set forth below.
ITEM 5. Interest in Securities of the Issuer.
(a) Ownership percentages of Common Stock reported herein are based on 29,397,841 shares outstanding as of November 7, 2008 and reported in the Company’s Form 10-Q filed on November 7, 2008.
Of the 2,747,778 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Hamamoto in row (11) of the cover pages to this Schedule 13D, representing in the aggregate approximately 9.3% of the outstanding shares of Common Stock, Mr. Hamamoto may be considered to have shared dispositive power but no voting power over 459,688 non-voting units, reported in row (10) of the cover pages to this Schedule 13D, and sole dispositive power over 2,288,090 shares of Common Stock, reported in row (9) of the cover pages to this Schedule 13D. The 2,288,090 shares of Common Stock reported in row (9) of the cover pages to this Schedule 13D include 1,693,853 shares of Common Stock, over which Mr. Hamamoto has sole dispositive power and sole voting power, and 594,237 shares of Common Stock, over which Mr. Hamamoto only has sole dispositive power but no voting power, which represent Mr. Hamamoto’s beneficial ownership of 283,326 vested stock options, 310,572 vested LTIP units convertible into Common Stock and 339 vested restricted stock units representing Common Stock. The 1,693,853 shares of Common Stock over which Mr. Hamamoto has sole voting power are reported in row (7) of the cover pages to this Schedule 13D.
The 459,688 non-voting units over which Mr. Hamamoto is deemed to have shared dispositive power, as reported in row (10) of the cover pages to this Schedule 13D, represent Mr. Hamamoto’s portion (through DTH Holdings LLC) of the 954,065 non-voting units currently held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP. Mr. Hamamoto disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the non-voting units.

CUSIP No.	61748W108	Page	4	of	5
Of the 1,693,853 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Hamamoto has sole voting power and sole dispositive power, 1,479,853 shares of Common Stock are beneficially owned by Mr. Hamamoto through DTH Holdings LLC, Hilo and Kona. DTH Holdings LLC directly beneficially owns 881,991 shares of Common Stock, Hilo owns 94,498 shares of Common Stock, which DTH Holdings LLC is deemed to beneficially own as controlling member of Hilo, and Kona owns 503,364 shares of Common Stock, which DTH Holdings LLC is deemed to beneficially own as controlling member of Kona.
In addition, of the 1,693,853 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Hamamoto has sole voting power and sole dispositive power, 214,000 shares of Common Stock are directly beneficially owned by Mr. Hamamoto and were purchased in open market transactions.
None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days, except as set forth in the paragraphs above with respect to that portion of the stock options and LTIP units that vest in the next 60 days.
The Reporting Person did not beneficially own any shares of Common Stock as of November 12, 2008, other than as set forth herein.
(b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and the number of shares corresponding to that portion of stock options and LTIP units that vest in the next 60 days and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.
(c) Except as reported herein or for the open market purchases by Mr. Hamamoto set forth below, no transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to and including November 12, 2008.

Date	Shares Purchased	Shares Sold	Price
11/07/2008	200,000		$4.46
11/07/2008	105,000		$4.43
11/10/2008	9,000		$4.45
11/12/2008	100,000		$3.21
(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
(e) Not applicable.

CUSIP No.	61748W108	Page	5	of	5
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2008

/s/ David T. Hamamoto
David T. Hamamoto